00:05: "ATTN: Craft Beer Lovers"

00:08: "Get ready for something new"

00:12: "Craft Beer from around the country"

00:16: "On Tap in Milwaukee"

00:21: "Experience"

00:24: "8 beers"

00:26: "8 breweries"

00:28: "8 states"

00:29: "New Brews"

00:30: "Every Month"

00:33: "Small town breweries"

00:35: "Waiting to be discovered"

00:38: "This is fresh"

00:40: "This is game changing"

00:42: "You can help"

00:45: "Make this a reality"

00:56: "Opening May 2020" "725 South First Street"

01:04: "Craft Beer"

01:06: "Unashamed"

01:08: "Unawakened"

01:10: "Unleashed"

01:16: "Unlocal Beer Co." "www.unlocalbeerco.com"